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                                   FORM 18-K/A

                                 AMENDMENT NO. 1

           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                  ANNUAL REPORT

                                       of

                     CANADA MORTGAGE AND HOUSING CORPORATION
                  (An agent of Her Majesty in right of Canada)
                              (Name of Registrant)

               Date of end of last fiscal year: December 31, 2003

                             SECURITIES REGISTERED*
                          (As of close of fiscal year)


                          ----------------------------

                                                                 Names of
                             Amounts as to which                exchanges on
Title of Issue            registration is effective           which registered
--------------            -------------------------           ----------------

   N/A                              N/A                              N/A

      Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                               William R. Crosbie
                              Minister - Counselor
                            Economic and Trade Policy
                                Canadian Embassy
                          501 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20001

                                   Copies to:
                              ROBERT W. MULLEN, JR.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                                 New York, N.Y.

---------------

* The Registrant is filing this Amendment No. 1 to its annual report on a voluntary basis.

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      This amendment to Canada Mortgage and Housing Corporation's ("CHMC's")
Annual Report on Form 18-K for the year ended December 31, 2003 is being filed to include as exhibits to such Form 18-K: (i) the Fiscal Agency Agreement dated as of February 1, 2005 signed by Royal Bank of Canada, London Branch, (ii) the Underwriting Agreement dated January 25, 2005 among CMHC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets Corporation and The Toronto-Dominion Bank, as representatives of the several underwriters, (iii) the Opinion and Consent of Douglas V. Tyler, General Counsel of CMHC and (iv) the Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for CMHC, all of which were prepared in connection with the offering of U.S.$500,000,000 3.875% United States Dollar Bonds due April 1, 2010 (the "Bonds") described in its Prospectus Supplement dated January 25, 2005 (the "Prospectus Supplement") to its Prospectus dated August 14, 2003 (the "Basic Prospectus").

      That portion of the Bonds offered by the Prospectus Supplement and the Basic Prospectus sold or to be sold in the United States or in circumstances where registration of the Bonds is required has been registered under Registration Statement Nos. 33-69124 and 333-107880. Such portion is not expected to exceed an aggregate principal amount of U.S.$205,000,000. Following the completion of the offering of the Bonds offered by the Prospectus Supplement and the Basic Prospectus an aggregate of $1,503,000,000 will remain registered on Registration Statement No. 333-107880.

      The exhibits to CMHC's Annual Report on Form 18-K for the year ended December 31, 2003, as hereby amended, are as follows:

      (1) Current Canada Mortgage and Housing Corporation Information (previously filed).

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      (2)   Consent of Richard Flageole, FCA, Assistant Auditor General, for the
            Auditor General of Canada and Jean-Guy Poulin, CA, Mallette, LLP (previously filed).

      (3)   Auditor General Power of Attorney (previously filed).

      (4)   Fiscal Agency Agreement.

      (5)   Underwriting Agreement.

      (6)   Reserved.

      (7)   Opinion and Consent of Douglas V. Tyler, General Counsel of CMHC.

      (8)   Consent of Milbank, Tweed, Hadley & McCloy LLP.

      It is estimated that the expenses of CMHC in connection with the sale of the Bonds will be as follows:

Filing Fee...............................................................................  U.S.$ 16,584.50
Legal....................................................................................        35,000.00
Printing.................................................................................        10,000.00
Reimbursement of Underwriters' Expenses..................................................        60,000.00
Miscellaneous Expenses...................................................................        28,415.50
                                                                                           ---------------
                                                                                           U.S.$150,000.00

                                      -2-

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number one to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 31st day of January, 2005.

                                       Canada Mortgage and Housing Corporation

                                       /s/ Karen Bailey
                                       -----------------------------------------
                                       Karen Bailey, Acting Treasurer

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                                  EXHIBIT INDEX

(1) Current Canada Mortgage and Housing Corporation Information (previously filed).

(2) Consent of Richard, Flageole, FCA, Assistant Auditor General, for the Auditor General of Canada and Jean-Guy Poulin, CA, Mallette, LLP (previously filed).

(3)   Auditor General Power of Attorney (previously filed).

(4)   Fiscal Agency Agreement.

(5)   Underwriting Agreement.

(6)   Reserved.

(7)   Opinion and Consent of Douglas V. Tyler, General Counsel of CMHC.

(8)   Consent of Milbank, Tweed, Hadley & McCloy LLP.